SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 20, 2009

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Sandoz to acquire EBEWE Pharma specialty generics business, improving access for patients worldwide to injectable cancer drugs

•                  EBEWE Pharma, with its comprehensive range of important generic injectable medicines, provides Sandoz an opportunity to create a strategic generic oncology injectables business unit and strong global platform for future growth

•                  Cytotoxics (chemotherapy agents) to remain essential in anti-cancer therapy amid predictions for global oncology market to double to USD 60 billion by 2017

•                  Definitive agreement to acquire EBEWE Pharma’s specialty injectables business for EUR 925 million (USD 1.2 billion) in an all-cash transaction

Basel, May 20, 2009 — Novartis has signed a definitive agreement to acquire the specialty generic injectables business of EBEWE Pharma, providing Sandoz — the Group’s generic pharmaceuticals division — an opportunity to create a strong global platform for future growth while improving access for patients worldwide to many generic oncology medicines.

Under terms of the agreement, Novartis will acquire this business for EUR 925 million (USD 1.2 billion) in cash. Excluded from this transaction is EBEWE Pharma’s separate injectable neurological products business.

As part of Sandoz, which is the world’s second-largest generics company, this portfolio of oncology medicines can be expanded thanks to Sandoz’s broad global presence. Several of EBEWE Pharma’s products — including paclitaxel, epirubicin, methotrexate, oxaliplatin, carboplatin, doxorubicin and gemcitabine — are essential components of standard-of-care guidelines for treating many types of cancers.

“The addition of EBEWE Pharma’s leading portfolio of oncology medicines fits our strategy and improves our ability to help cancer patients around the world by providing easier access to therapies. These medicines will remain the backbone of multi-drug treatments in the fight against cancer, one of the world’s leading causes of death,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “EBEWE Pharma will further strengthen our pipeline with many planned near-term launches.”

Since becoming independent in 2001 through a management buyout, EBEWE Pharma has built a leading position in Europe and in many emerging markets while also establishing a presence in the US. The business is growing dynamically, delivering 20% compound annual sales growth since 2006. Net sales for the fiscal year 2008 were EUR 188 million (USD 272 million) and operating income was EUR 53 million (USD 77 million).(1)

(1)   Actual results for the fiscal year 2008 ended February 28, 2009, adjusted by Novartis for IFRS accounting on a preliminary basis, and converted at fiscal year 2008 average exchange rate of USD 1.445 = EUR 1.00

Key to this success has been a focus on developing value-added products with customers that go beyond standard generics. These include “ready to use” liquid formulations, new dosage forms, advanced delivery devices and innovative packaging such as Onco-Safe®.

EBEWE Pharma, an Austrian company with approximately 500 associates, also has a differentiated development portfolio with more than 20 distinct molecules that include significant near-term launch opportunities.

“As the world market for generic injectables to treat cancer continues to expand, our specialty generics business will enjoy a much broader global reach as part of Sandoz. We will also be able to offer greater benefits to patients and healthcare providers while creating a more competitive growth platform for our complementary businesses,” said Friedrich Hillebrand, CEO of EBEWE Pharma.

Sandoz will form a new global center of excellence around this business, which will be led by Friedrich Hillebrand and will be based in Unterach, Austria. Key priorities for this new unit include capitalizing on EBEWE Pharma’s capabilities in hospital marketing and strong customer partnerships, skills in developing differentiated generics and expertise in injectables manufacturing.

Oncology drugs form one of the largest and fastest-growing sectors of the global generic injectables market, where Sandoz is ranked among the leading international companies. Annual sales of the global generic injectables sector were USD 10-12 billion in 2008, according to IMS Health, with injectable oncology medicines accounting for about 30%. Additionally, injectable oncology medicines with a total of USD 9 billion of annual sales are expected to lose patent protection by 2015.

Sandoz offers a broad portfolio of more than 950 compounds, with a focus on difficult-to-make products that many other companies cannot develop or produce. These range from complex oral solids and injectables to implants, pharmaceutical patches, inhaled asthma products and biosimilars.

Transaction terms

Novartis has signed definitive agreements with the shareholders of EBEWE Pharma to acquire its specialty generic injectables business for EUR 925 million (USD 1.2 billion) in cash, to be adjusted for any cash or debt assumed at closing. This transaction will be financed from the Group’s existing cash resources and strong cash flow. Novartis will acquire the research, development and manufacturing assets of this business, including tangible assets including a production site in Austria, as well as intellectual property and related expertise. Excluded is EBEWE Pharma’s separate, smaller neurological products business. This transaction, which requires customary regulatory approvals, is expected to be completed in 2009. No impact is expected on the Group’s ratings by international credit rating agencies.

About EBEWE Pharma

EBEWE Pharma, an Austrian pharmaceuticals company with activities in more than 100 countries worldwide, provides specialty injectable medicines in the areas of oncology, neurology and immunology. Founded in 1934 in Vienna as Emil Bertalanffy Werke, the company’s headquarters, research facilities and production plants have been located since 1945 in Unterach, Austria. EBEWE Pharma was a subsidiary of BASF (Knoll AG) from 1956 until 2001, when a group of investors led by Friedrich Hillebrand acquired the company in a management buyout after Abbott Lab’s acquisition of Knoll.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “to acquire,” “platform for future growth,” “to remain essential,” “will,” “opportunities,” “potential,” “expected,” “strategic,” “planned,” “growth platform,” or similar expressions, or by express or implied discussions regarding the potential completion of the proposed EBEWE Pharma acquisition, or its potential impact on Novartis and its Sandoz Division, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or its Sandoz Division. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the proposed EBEWE Pharma acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis or its Sandoz Division, will achieve any particular future financial results or future growth rates or that Novartis or Sandoz will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Neither can there be any guarantees with respect to the impact of the proposed acquisition on Novartis’ credit rating. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, preventive vaccines, diagnostic tools, cost-saving generic pharmaceuticals, and consumer health products. Novartis is the only company with leading positions in these areas. In 2008, the Group’s continuing operations achieved net sales of USD 41.5 billion and net income of USD 8.2 billion. Approximately USD 7.2 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
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Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 20, 2009	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting